Mail Stop 4561

September 4, 2008

Mr. Stephen P. Holmes
Chief Executive Officer
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, NJ   07054

> **Re: Wyndham Worldwide Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/29/08**
> **File No. 001-32876**

Dear Mr. Holmes:

We have reviewed your response letter dated August 19, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated and Combined Statements of Cash Flows, page F-5

1.   We note your response to comment 3; however, we continue to believe that your cash flows should be classified according to the nature of the activities that are likely to be the predominate sources of the cash flows in accordance with paragraph 87 of SFAS 95. In future filings, please revise accordingly.

******

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief